SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )

DIEDRICH COFFEE, INC.

(Name of Subject Company)

DIEDRICH COFFEE, INC.

(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

253675201

(CUSIP Number of Class of Securities)

Sean M. McCarthy

Chief Financial Officer

Diedrich Coffee, Inc.

28 Executive Park, Suite 200

Irvine, California 92614

(949) 260-1600

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

Copies to:

John M. Williams

Gibson, Dunn & Crutcher LLP

3161 Michelson Drive, Suite 1200

Irvine, California 92612

(949) 451-3800

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

GREEN MOUNTAIN COFFEE ROASTERS, INC. ANNOUNCES DEFINITIVE MERGER AGREEMENT

TO ACQUIRE DIEDRICH COFFEE, INC. FOR $35 PER SHARE IN CASH

Diedrich Terminates Merger Agreement with Peet’s

Waterbury, VT – December 8, 2009 – Green Mountain Coffee Roasters, Inc. (NASDAQ: GMCR) (“GMCR”) today announced that it has entered into a definitive merger agreement to acquire Diedrich Coffee, Inc. (NASDAQ: DDRX) (“Diedrich”) for $35 per share in cash pursuant to a cash tender offer, in a transaction with a total value of approximately $290 million.

Concurrent with entering into the merger agreement with GMCR, Diedrich terminated its previously announced merger agreement with Peet’s Coffee & Tea, Inc. (NASDAQ: PEET) (“Peet’s”) (the “Prior Agreement”) following the expiration of the negotiation period granted to Peet’s under the terms of the Prior Agreement. In accordance with the terms of the Prior Agreement, on behalf of Diedrich, GMCR paid a termination fee of $8,517,000 to Peet’s in connection with such termination.

Lawrence J. Blanford, President and Chief Executive Officer of GMCR, said, “We are delighted to have entered into a definitive merger agreement with Diedrich and look forward to realizing the substantial benefits of this transaction. This combination further advances our objective of becoming a leader in the highly fragmented and competitive coffee and coffee maker businesses and provides significant growth opportunities for GMCR stakeholders. In particular, adding Diedrich’s three strong brand platforms, which are highly complementary to GMCR’s brands, as well as its manufacturing and distribution facilities in California will, upon completion of this transaction, enable us to more effectively reach consumers across North America and do so with an enhanced array of coffee choices.”

Paul C. Heeschen, Chairman of the Board of Diedrich, said, “We are pleased to have reached this agreement with GMCR. This transaction maximizes value for our shareholders and is expected to bring new opportunities for both our employees and brands to grow as part of a stronger business platform. We want to express our appreciation to our employees. Their hard work and dedication has been instrumental in building this great company. We look forward to working with GMCR to ensure a smooth transition and complete the transaction as expeditiously as possible.”

Under the terms of the merger agreement, GMCR will acquire all of the outstanding shares of Diedrich common stock for $35 per share in cash pursuant to a cash tender offer, with no financing and no due diligence contingencies. GMCR intends to fully finance this transaction through cash on hand and GMCR’s existing bank lines of credit. The full terms and conditions of the GMCR offer will be contained in the Schedule TO which is expected to be filed with the U.S. Securities and Exchange Commission later this week. GMCR anticipates that this transaction will be neutral to slightly accretive within the first twelve months following the close, excluding one-time transaction expenses, and accretive thereafter.

The transaction is subject to customary closing conditions, including, among others, regulatory approvals. GMCR noted that it has thoroughly evaluated this transaction and is confident it can consummate the transaction promptly in early 2010. In that regard, the merger agreement includes a graduated reverse break-up fee structure such that the reverse break-up fee starts at $8,517,000 for a termination prior to February 15, 2010 and increases by $1,000,000 in each subsequent 60 day period through June 15, 2010, in each case payable by GMCR to Diedrich in the unlikely event that regulatory approvals are not obtained under the terms and conditions of the merger agreement.

BofA Merrill Lynch is serving as financial advisor to GMCR on this transaction and Ropes & Gray LLP is serving as its legal advisor. Houlihan, Lokey, Howard & Zukin Capital, Inc. is serving as financial advisor to Diedrich Coffee and Gibson, Dunn & Crutcher LLP is serving as legal advisor.

About Green Mountain Coffee Roasters, Inc. (NASDAQ: GMCR)

As a leader in the specialty coffee industry, Green Mountain Coffee Roasters, Inc. is recognized for its award-winning coffees, innovative brewing technology, and socially responsible business practices. GMCR’s operations are managed through two business units. The Specialty Coffee business unit produces coffee, tea and hot cocoa from its family of brands, including Tully’s Coffee®, Green Mountain Coffee®, Newman’s Own® Organics coffee and Timothy’s World Coffee®. The Keurig business unit is a pioneer and leading manufacturer of gourmet single-cup brewing systems. K-Cup® portion packs for Keurig® Single-Cup Brewers are produced by a variety of licensed roasters, including Green Mountain Coffee, Tully’s Coffee and Timothy’s. GMCR supports local and global communities by offsetting 100% of its direct greenhouse gas emissions, investing in Fair Trade Certified™ coffee, and donating at least five percent of its pre-tax profits to social and environmental projects. Visit www.gmcr.com for more information.

GMCR routinely posts information that may be of importance to investors in the Investor Services section of its website, including news releases and its complete financial statements, as filed with the SEC. The Company encourages investors to consult this section of its website regularly for important information and news. Additionally, by subscribing to the Company’s automatic email news release delivery, individuals can receive news directly from GMCR as it is released.

About Diedrich Coffee, Inc. (NASDAQ: DDRX)

Diedrich Coffee specializes in sourcing, roasting and selling the world’s highest quality coffees. The company markets its three leading brands of specialty coffees, Diedrich Coffee, Coffee People and Gloria Jean’s Coffees, through office coffee service distributors, restaurants and specialty retailers, and via the company’s web stores. Diedrich Coffee is one of the few roasters under license to produce K-Cups for Keurig Incorporated’s top-selling single-cup brewing system. For more information about Diedrich Coffee, call 800-354-5282, or go to www.diedrich.com, www.coffeepeople.com or www.coffeeteastore.com.

Forward-looking statements

Certain statements contained herein, including GMCR’s intention to complete the proposed acquisition, are not based on historical fact and are “forward-looking statements” within the meaning of the applicable securities laws and regulations. Generally, these statements can be identified by the use of words such as “anticipate,” “believe,”, “could,” “estimate,” “expect,” “feel,” “forecast,” “intend,” “may,” “plan,” “potential,” “project,” “should,” “would,” and similar expressions intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Owing to the uncertainties inherent in forward-looking statements, actual events or results could differ materially from those stated herein. Factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, the impact on sales and profitability of consumer sentiment in this difficult economic environment, GMCR’s success in efficiently expanding operations and capacity to meet growth, GMCR’s success in efficiently and effectively integrating Tully’s and Timothy’s wholesale operations and capacity into its Specialty Coffee business unit, GMCR’s success in introducing new product offerings, the ability of lenders to honor their commitments under GMCR’s credit facility, competition and other business conditions in the coffee industry and food industry in general, fluctuations in availability and cost of high-quality green coffee, any other increases in costs including fuel, Keurig’s ability to continue to grow and build profits with its roaster partners in the At Home and Away from Home businesses, the impact of the loss of major customers for GMCR or reduction in the volume of purchases by major customers, delays in the timing of adding new locations with existing customers, GMCR’s level of success in continuing to attract new customers, sales mix variances, weather and special or unusual events, as well as other risks described more fully in GMCR’s filings with the U.S. Securities and Exchange Commission (the “SEC”). Forward-looking statements reflect management’s expectations as of the date of this press release, and are subject to certain risks and uncertainties. GMCR does not undertake to revise these statements to reflect subsequent developments, other than in its regular, quarterly earnings releases.

Additional Information

The tender offer to purchase shares of Diedrich common stock referenced in this press release has not yet commenced, and this press release is neither an offer to purchase, nor a solicitation of an offer to sell, any securities. The tender offer to purchase shares of Diedrich common stock will be made only pursuant to a Tender Offer Statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer (the “Tender Offer Statement”), which GMCR will file with the SEC and mail to Diedrich stockholders. Security holders of Diedrich are advised to read the Tender Offer Statement when it becomes available, because it will contain important information about the tender offer. Investors and security holders of Diedrich also are advised that they may obtain free copies of the Tender Offer Statement and other documents filed by GMCR with the SEC (when these documents become available) on the SEC’s website at http://www.sec.gov. In addition, free copies of the Tender Offer Statement and related materials may be obtained (when these documents become available) from GMCR by written request to: Green Mountain Coffee Roasters, Inc., Attention: General Counsel, 33 Coffee Lane, Waterbury, Vermont 05676.

GMCR Contacts:

Investor Relations:

Frances G. Rathke, CFO

802-882-2300

Media:

Joele Frank / Dan Katcher

Joele Frank, Wilkinson Brimmer Katcher

212-355-4449